United States

Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of AUGUST 2026	Commission File Number 001-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo in Colle, Italy
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Natuzzi S.p.A. announces timing of its 2026 first quarter financial information and conference call

Santeramo in Colle, Bari, Italy – August 4, 2026 – Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company”) will disclose its unaudited 2026 first quarter financial information on Wednesday August 5, 2026, after the closing of trading on the New York Stock Exchange.

The Company will host a conference call on Thursday, August 6, 2026, at 12:15 p.m. U.S. Eastern time (18:15 CET) to discuss financial information.

To join the conference call, interested persons will need to either:

i)
dial-in the following number:

Toll/International: +1-201-493-6703, then passcode 39252103#,

or

ii)
click on the following link: https://www.c-meeting.com/web3/join/3PQUFXRW48XTKQ to join via video. Participants also have the option to listen via phone after registering to the link.

A replay of the call will be available approximately 3 hours after the conference ends, until Sunday, September 06, 2026 U.S. Eastern time. To access the replay of the conference call, interested persons need to dial +1-844-512-2921 or +1-412-317-6671. The access code for the replay is: 13762048.

____________________________________________________________________________________

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. As of March 31, 2026, Natuzzi distributes its collections worldwide through a global retail network of 552 monobrand stores, in addition to Natuzzi galleries and curated placements within larger, multi-brand environments. Natuzzi products embed the finest spirit of Italian design and the unique craftsmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

Contacts:

Natuzzi Investor Relations

Piero Direnzo | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39.342.3412261 | grenna@natuzzi.com

Barbara Colapinto | tel. +39.331.6654275 | bcolapinto@natuzzi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	August 4, 2026	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi